Filed by Cendant Corporation
                                                    Commission File No. 1-10308
                          Pursuant to Rule 425 under the Securities Act of 1933
                                   Subject Company: Galileo International, Inc.
                                                    Commission File No. 1-13153


This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.



Cendant and Galileo will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information on the proposed transaction. You will be able to obtain the documents filed with the SEC free of charge at the Web site maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Galileo free of charge by requesting them in writing from Galileo, 9700 West Higgins Road, Suite 400, Rosemont, Ill, 60018 Attention: Investor Relations, or by telephone at (847) 518-4000. Free copies of Cendant Corporation's filings with the SEC may also be obtained from Cendant Corporation via its web site at http://www.cendant.com or by directing a request to Investor Relations, Cendant Corporation, 9 West 57th Street, New York, NY 10019, telephone:
(212) 413-1845.

Galileo and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Galileo's stockholders. A list of the names of those directors and executive officers and descriptions of their interests in Galileo is contained in Galileo's proxy statement dated April 3, 2001, which is filed with the SEC. Stockholders may obtain additional information about the interests of the directors and executive officers in this transaction by reading the proxy statement/prospectus when it becomes available.



                            CENDANT CORPORATION
                       Galileo Conference Call Script
                             Henry R. Silverman


         Operator: Good day, everyone, and welcome to today's Cendant Corporation conference call. Today's conference is being recorded. At this time, for opening remarks and introductions, I 'd like to turn the conference over to Mr. Sam Levenson, Senior Vice President of Corporate and Investor Relations. Please go ahead, sir.

         Samuel Levenson: Thank you, _____. Good afternoon, everyone, and welcome to Cendant's conference call and Webcast.

         Before I turn the call over to our Chairman, I would like to remind everyone of three things. First, the rebroadcast, reproduction, or retransmission of this conference call and Webcast without the expressed written consent of Cendant
         Corporation is strictly prohibited. Second, if you did not receive a copy of our press release concerning the Galileo transaction, it is available on our Web site at www.cendant.com.

         Visitors to our Web site can also sign up to be alerted by e-mail, for new press releases, new SEC filings, or additions to our calendar of events. The press release may also be obtained by the company's fax-on-demand system at 877-4-INFO-CD or on the First Call system. Finally, the company will be making statements about its future results during this call.

         Statements about future results made in this release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and the current economic environment. Each of Cendant and Galileo cautions that these statements are not guarantees of future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements. Important assumptions and other important factors that could cause actual results to differ materially from those in the forward-looking statements are specified in Cendant's Form 10-Q for the quarter ended March 31, 2001 and Galileo's Form 10-K for its year ended December 31, 2000. References to accretion concerning Cendant in this press release assume that the Financial Accounting Standards Board's (FASB) proposed changes in GAAP for goodwill amortization become effective. In addition, such forward looking statements are based upon many estimates and are inherently subject to significant economic and competitive uncertainties and contingencies, including the uncertainty regarding consummating any possible acquisition of Galileo International, Inc., many of which are beyond the control of management of Cendant, Galileo and their affiliates. Accordingly, actual results may be materially higher or lower than those projected. The inclusion of such statements herein should not be regarded as a representation by Cendant, Galileo or their affiliates that the statements will prove to be correct.

         This press release is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

         The following conference call is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

         And now I would like to turn the call over to Cendant's Chairman, President, and Chief Executive Officer, Henry Silverman.

         Henry Silverman: Thank you, Sam, and good afternoon, everyone. With me here today, in addition to Sam Levenson, are our Chief Strategic Officer, Sam Katz; our Chief Financial Officer, Kevin Sheehan; and Denise Gillen of our Investor Relations department.

         I am pleased to announce Cendant's agreement to acquire Galileo for $33 per share, and that United Airlines, the largest stockholder of Galileo, with approximately 18% of the outstanding shares, has entered into an agreement with Cendant to support the transaction and has provided Cendant with a proxy to vote the Galileo shares owned by United in favor of the transaction.

         I should mention that we expect to complete the transaction in the fall of 2001 and that the closing is subject to customary regulatory approval.

         I'll describe why we believe this transaction will benefit our shareholders and those Galileo shareholders who will become Cendant shareholders.

         Galileo is a leading Global Distribution System, or GDS. Galileo's computerized reservation systems connect 43,000 travel agency locations worldwide and millions of corporate and individual customers to 500 airlines, 45,000 hotel properties and hundreds of car rental companies, tour operators and cruise lines. Galileo is the largest traditional model GDS in the Middle East and Africa, the second-largest GDS in North America, the second-largest GDS in Europe, and the largest GDS in the Asia-Pacific region.

         Galileo is an attractive acquisition for Cendant because it meets our four corporate objectives. First, it significantly expands our presence in the travel sector, an area of strategic focus for us. Second, its business model, like ours, is based on recurring fee-for-service revenues. Third, it leverages a core competency--our ability to accelerate unit growth by providing value-added services to current and prospective customers of all sizes. And, fourth, the acquisition is very accretive to our earnings and cash flow.

         Expanded Travel Presence
         With the addition of Galileo, Cendant will have a comprehensive travel platform, generating transaction fees on all major components of travel spending, including the largest component, air travel. We'll have a much larger footprint within the global travel industry and generate more of our revenues and profits from faster-growing international travel markets. International air traffic has grown at nearly double the rate of domestic air traffic over the last five years. In addition, the acquisition will diversify Cendant's travel revenues geographically without adding any currency risk, since over 60% of Galileo's revenues come from outside the U.S. but are paid in U.S. dollars.

         We'll be able to capitalize on the growth in online travel bookings by combining Cendant's travel portal strategy with Galileo's software development capabilities and URL, TRIP.com. And we will bring additional volume to Galileo through Cendant's existing membership travel businesses. All of this not only makes Galileo an excellent strategic fit with Cendant today; it also positions us to pursue additional growth opportunities in the consolidating travel industry.

         Complementary Business Model
         Galileo's business model is highly complementary to Cendant's fee-for-service template. When a consumer books a trip through a travel agent, her corporate travel department, or on the Web, she accesses the information through a GDS and makes an airline, car rental, or hotel reservation. The GDS is paid a flat fee, typically about $4 per booking by the travel supplier such as Ramada, United Airlines or Avis. Galileo serves as the bridge between travel providers and travel agencies, corporate travel departments and consumers. In the process, it earns a modest fee on approximately 350 million B2B2C transactions totaling $80 billion dollars of travel purchases. Obviously, this model is very similar to Cendant's.

         Building on Core Competencies
         We also know that Galileo's relationships with travel agencies are structured as long-term contracts and provide predictable and recurring revenue streams. That also sounds a lot like Cendant to us. One of Cendant's core competencies is unit growth of customer systems by providing value-added services to businesses of all sizes over an extended period of time. We do this every day with hotel owners, timeshare developers, real estate brokers, tax preparation franchisees, community banks and credit unions. With Galileo, we can enhance its current commitments to work with travel agencies and their corporate clients by establishing and enhancing mutually beneficial relationships.

         For example, Cendant will offer our proprietary Preferred Alliance services to Galileo's existing 43,000 travel agency customers. Galileo will also have access to the customer relationships forged by Cendant's sales force of more than 700 persons who currently sell car rental, fleet management, mortgage and relocation services directly to the Fortune 1000. Now Cendant's sales force can offer travel services with our agency partners as well.

         Highly Accretive Transaction
         With Galileo operating squarely in the very center of the travel sector, emulating our fee-for-service business model and building on our core competencies, we certainly view the acquisition as strategic. Let's talk about its financial impact.

         The acquisition is immediately accretive to our earnings and cash flow, adding $0.10 to $0.14 cents per share to earnings and $350 to $400 million to cash flow in 2002. The exact results will depend upon the number of shares issued, the closing date of the acquisition and the timing of achieving certain synergies we've identified. Included in the projected accretion is about $70 million to $80 million of merger synergies in 2002, primarily from the utilization of Galileo's GDS by Cendant's travel agencies and Web sites, the reduction of certain duplicative information technology spending and lower general and administrative expenses. The synergies are expected to grow to over $100 million in 2003.

         Having said all that, we are not naive about the challenges to the GDS industry generally and to Galileo specifically. I want to assure you, as I assured our Board, that our due diligence process in this transaction was our most intense ever. We conducted a "no stones unturned" due diligence investigation and utilized numerous strategic, industry and technology consultants, our auditors, legal counsel and bankers, as well as over 40 people in eleven distinct disciplines within Cendant operating management. Keep in mind that Galileo operates in the travel distribution space, a core competency area for Cendant where our combined management expertise or "domain knowledge" represents several hundred years of experience. It's worth spending a few minutes on our findings.

1. Traditional model GDS's maintain vast IT infrastructures, capable of processing huge transaction volumes--almost [one million per day or one thousand every minute] in Galileo's case--reliably and economically, in spite of their core technology having been in existence for many years. We believe it is unlikely that new competitors entering the travel distribution space would attempt to duplicate the current infrastructure of traditional model GDS's. As in many of our businesses, we are aware of the risk of disintermediation. However, we believe that the demonstrated success of the traditional GDS's ensures that GDS companies will play an important role in the growing Internet travel space--if they can supply technology and distribution services that are reliable and cost-effective. For example, Travelocity and Expedia are both powered by a traditional model GDS.

2. Like our real estate business, where FSBO's (for sale by owners), have historically represented 20 percent of all home sales, a similar percentage of consumers have historically gone and will continue to go directly to the supplier. As a major supplier of travel services, we see that every day. Interestingly, telephone bookings are down each year as on-line bookings increase. Consumer direct is clearly preferred by the suppliers, who are looking to reduce distribution costs, but consumers still want a choice--not just American's flights to Chicago, for example, and the GDS can offer that. And consumers typically want one stop shopping versus visiting multiple sites or calling multiple vendors to book each component of their trip, which again GDS's can offer.

3. As a supplier, we see the clear trend to more on-line agencies--like our travel portal. The competitive position of each GDS over time will be driven by its skill in serving the on-line segment. This is much more relevant in the U.S., than in the rest of the world, where on-line travel planning is just beginning to take off primarily through the Web sites of traditional agencies and suppliers. Galileo is not a leader in the online space, and we need to change that--we think our experience and our investments in building our travel Web sites and travel portal give us a competitive leg up. We think our development and subsequent sale of Move.com to Homestore.com for more than 10x our investment demonstrate this skill set.

4. Galileo has lost momentum in the U.S. due to a sales force transition in 1999 and the Internet challenge I just mentioned. Fortunately, the U.S. sales force issue--whereby Galileo had no sales force for almost 14 months--is behind Galileo, and we think we can address the Internet issue. Unit growth and a more focused competitor characterizes every business we have purchased since the inception of HFS in 1990.

5. We believe a bigger piece of a bigger pie--and the travel pie is growing bigger for the reasons I discussed a few minutes ago--will offset any decline in margins over time. We are keenly aware of the focus of suppliers on lowering their distribution costs--a trend that has been ongoing for several years. The GDS industry is positioned to partner with suppliers to address this issue. The GDS fee per round trip airline ticket is less than $10, compared to a ticket cost of hundreds or even thousands of dollars. Our focus will be to add value to both our suppliers and agency customers to ensure the success of both in maximizing their profits. For example, greater use of direct connections from suppliers to the corporate customers of our travel agency partners can provide Galileo the same margin opportunity because these connections have lower costs associated with them. Even the supplier direct channel is an opportunity as evidenced by Galileo powering the very successful United.com site.

6. By utilizing our capital, we can also facilitate the expansion of our travel agency customers who are participating in a consolidating industry, and who can convert acquired agencies to Galileo's GDS. This is exactly the model we have used in our other businesses, particularly real estate through NRT, and may provide similar cash on cash returns. Remember, the suppliers, not the agencies, pay the GDS, which allows us to realize very attractive returns without an undue financial burden on the agency consolidator.

         To summarize our findings, we think there are clearly challenges, but challenges also represent opportunities. We believe many of these issues are company-specific, not industry-specific. Perhaps proof of this is that the market is valuing Galileo at less than half the multiple of Amadeus or that of Sabre excluding Travelocity.

         As we said in our press release, in the spirit of maintaining the highest levels of service to Galileo's customers, during the period prior to closing both Companies will be working together to assure a seamless integration of Galileo into Cendant. We do not anticipate changes in Galileo's operational management or a reduction in the employee base that would impact service to customers.

         However, as we also stated in the release, we are going to bring in a new CEO, similar to when we brought Bob Pittman into Century 21 to change the paradigm of that company, who together with a number of current Cendant managers will augment the Galileo senior management. We have a long history of revitalizing companies and we're confident we can do it again.

         I'm sure you recall the old HFS formula: First, buy a business perceived as under-performing. In year one we take the costs out and begin the unit growth that provides a revenue spike in year two. By year three, we're growing off a much higher base, augmented by tuck-in acquisitions added to this strategic platform. A few examples are Century 21, RCI, Avis and PHH. Our annual cash on cash returns from these transactions today is in excess of 30%. Within a few years, we believe the travel services space, including Galileo, can provide similar results. Remember, the upside here is not what Galileo brings to Cendant, but what Cendant can bring to the table to accelerate Galileo's revenues and profits.

         With that, we would be happy to take your questions.

         Operator: This concludes today's conference call. We thank you for joining us. You may now disconnect.

                                    END